Form N-SAR
Item 77 D
Policies With Respect to Security Investments
The RBB Fund, Inc.

1. On July 21, 2016, the Board of Directors of The RBB Fund, Inc.
approved a Plan of Liquidation and Termination (the "Plan") for the Schneider Value Fund (the "Fund").

Effective July 29, 2016, purchases into the Fund were no longer be permissible, and all redemption fees would be waived. On or about August 30, 2016, the Liquidation Sate, the Fund redeemed all investors' shares at net asset value. Investors holding shares of the Fund on the Liquidation Date received cash representing proceeds from the redemption.

The RBB Fund, Inc. incorporates herein by reference the supplement dated July 25, 2016 that was filed electronically with the SEC on July 25, 2016.
 (Accession No. 0001104659-16-134137).